1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

September 1, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Jan Woo, Legal Branch Chief
Office of Information Technologies and Services

RE:	Digital Social Retail, Inc.
Offering Statement on Form 1-A
Filed June 26, 2017
File No. 024-10711

Dear Ms. Woo:

On behalf of Digital Social Retail, Inc. (the “Company”), we are responding to your letter dated July 11, 2017 to Sylvain Bellaïche, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Offering Statement on Form 1-A filed by the Company on June 26, 2017 (the “Offering Statement”). An amendment to the Offering Statement is being filed publicly with the Commission concurrently with the submission of this letter. For your convenience, we have set forth the Staff’s comments in italicized and bold type below, and have followed each comment with the Company’s response.

Summary

General

1.	Consider including a pro forma capitalization table that reflects the proceeds from this offering and the repayment of debt assuming the minimum and maximum shares are sold. Also, consider including a footnote to the table discussing the impact on your capitalization if the $250,000 promissory notes automatically converted into common stock and warrants upon qualification of this offering.

Response to Comment #1:

We have included a pro forma capitalization table as requested on page 51 of the amended Offering Statement. The capitalization table shows adjustments to give effect to (1) the sale of the aggregate of $4,250,000 of Units (the minimum offering amount) and $8,500,000 of Units (the maximum offering amount), (2) a 1-for-1 stock distribution paid as a dividend on July 20, 2017, and (3) the receipt of the proceeds from the offering (assuming that 1,000,000 Units are sold and 2,000,000 Units are sold) (the “Transactions”). We have added a footnote discussing the impact on the offering of the conversion of the $250,000 unsecured convertible promissory note.

Jan Woo, Legal Branch Chief U.S. Securities and Exchange Commission Re: Digital Social Retail, Inc. September 1, 2017

Use of Proceeds, page 3

2.	Please disclose that a portion of your proceeds will be used to repay debt to Holosfind, if true. In the Use of Proceeds section, describe the material terms of the indebtedness and the use of the proceeds arising from such indebtedness. Refer to Item 6 of Form 1-A.

Response to Comment #2:

We have added the following disclosure to the Use of Proceeds section on page 30 of the amended Offering Statement:

“The repayment of debt referred to above constitutes repayment of a portion of the debt owed by the Company to Holosfind, which is the owner of 58.25% of the Company’s Common Stock, and to its subsidiary, Holosfind Corp. At June 30, 2017, the Company had aggregate indebtedness of $1,582,000 owed to Holosfind and Holosfind Corp., which was incurred pursuant to the terms of the Holosfind Service Agreement and the Holosfind Corp. Service Agreement. Holosfind has agreed that not more than 11% of the proceeds of this Offering will be used by the Company to repay debt to Holosfind. Holosfind has agreed to defer the payment of the remaining principal until December 31, 2019.”

Dilution, page 24

3.	Please revise to provide quantified dilution information that reflects the impact of selling the minimum and maximum number of units being offered. Also, include a discussion of the potential dilution to shareholders if the promissory notes convert into common stock upon qualification of this offering.

Response to Comment #3:

We have reviewed Item 4 of Part II of Form 1-A, which provides “Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, or that they have a right to acquire, there must be included a comparison of the public contribution under the proposed public offering and the average effective cash contribution of such persons.”

Because we did not issue any shares during the past year, and none of such persons has a current right to acquire shares, we do not believe that any response is required by Item 4. However, we have retained a narrative for the purpose of advising investors that the net book value per share is significantly less than the offering price.

Description of Business, page 29

4.	We note your response to prior comment 3 and your revisions to Note F, where you state that [a]pproximately 59% and 27% of the operating revenues were derived from other two customers in the years ended December 31, 2016 and 2015, respectively." Please revise to identify these customers and describe any corresponding material risks to your business. Refer to Item 7(a)(2) of Form 1-A.

Response to Comment #4:

We have added disclosure to the Management’s Discussion and Analysis section on page 46 of the amended Offering Statement with respect to these two customers. Our current operating revenues no longer derive from a high concentration of customers and we have included disclosure to state as such, which has alleviated this risk to the Company’s business.

Jan Woo, Legal Branch Chief U.S. Securities and Exchange Commission Re: Digital Social Retail, Inc. September 1, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

5.	Revise to discuss your results for the fiscal year ended December 31, 2016, including material changes in revenues generated during 2016 as compared to 2015. Refer to Item 9 of Form 1-A.

Response to Comment #5:

We have revised the disclosure on pages 46 and 47 of the amended Offering Statement to discuss our results for the fiscal year ended December 31, 2016.

Liquidity and Capital Resources, page 45

6.	Please disclose the minimum period of time that you will be able to conduct your planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering.

Response to Comment #6:

We have revised the disclosure on page 47 of the amended Offering Statement to state the minimum period of time that we will be able to conduct our planned operations using currently available capital resources without regard to the proceeds we expect to receive from the offering.

Security Ownership of Management and Certain Securityholders, page 49

7.	You state that pursuant to the Forbearance Agreement, MGP II will own 9.99% of the company's issued and outstanding common stock on a fully-diluted basis following this offering. Please explain why the beneficial ownership table shows MG Partners II having an 8.12% ownership following the offering.

Response to Comment #7:

The disclosure in the beneficial ownership table in the previously filed Offering Statement was correct, insofar as it stated that MG Partners II, Ltd. would own 9.99% of the Company’s issued and outstanding common stock following the initial closing of the offering (which was assumed to be the minimum offering amount), but the number and percentage of shares owned by MG Partners II, Ltd. in the table was based upon the sale of the maximum offering amount of the Company’s common stock. We have revised the beneficial ownership table and footnote 7 to the table on page 53 of the amended Offering Statement to clarify that MG Partners II, Ltd. and the Company have revised the terms of the Forbearance Agreement to provide that MG Partners II, Ltd. will own 9.99% of the Company’s issued and outstanding common stock on a fully-diluted basis upon the initial closing of the offering and upon each subsequent closing of the offering, until the Company has received aggregate proceeds from the offering in the amount of $5,000,000. Accordingly, footnote 1 of the beneficial ownership table states that the number of shares and percentages disclosed in the right two columns of the table are based on the assumption that the Company has sold the maximum offering amount (2,000,000 Units). In the event that the maximum offering amount is sold, the percentage of shares of common stock beneficially owned by MG Partners II, Ltd. will be 8.84%.

Jan Woo, Legal Branch Chief U.S. Securities and Exchange Commission Re: Digital Social Retail, Inc. September 1, 2017

Exhibits, page III-1

8.	We note your response to prior comment 4. Please file the agreement relating to your intellectual property license with Holosfind. Please also file the Corp. Services Agreement, and discuss its material terms. It appears that these are related party agreements and should be filed. Refer to Item 17(6)(b) of Form 1-A.

Response to Comment #8:

We are filing the agreement relating to the intellectual property license as Exhibit 6.14 to the amended Offering Statement. We previously filed the management service agreement with Holosfind Corp., Inc. as Exhibit 6.2 to the Offering Statement. The material terms of this management service agreement are disclosed on pages 6, 11, 23, 32, 48 and 54 of the amended Offering Statement.

Signatures

9.	Please revise to indicate whether Pierre Martin is signing in his capacity as both principal accounting officer and principal financial officer, assuming he currently occupies those positions.

Response to Comment #9:

The signature page of the amended Offering Statements has been revised to reflect Mr. Martin’s status as our principal financial and principal accounting officer.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at 212-370-1300 or at my email address, jrubin@egsllp.com.

Very truly yours,

/s/ Jeffrey W. Rubin
Jeffrey W. Rubin

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Sylvain Bellaïche, Digital Social Retail, Inc.